EXHIBIT 12
CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES
RATIOS OF EARNINGS TO FIXED CHARGES AND COMBINED FIXED CHARGES
AND PREFERRED DIVIDENDS

	Years Ended December 31,
	2008	2009	2010	2011	2012	2013
	($ in millions)
EARNINGS:
Income (loss) before income taxes and cumulative effect of accounting change	$991	$(9,288)	$2,884	$2,880	$(974)	$1,442
Interest expense(a)	225	237	122	94	142	207
(Gain)/loss on investment in equity investees in excess of distributed earnings	40	39	(232)	(154)	108	219
Amortization of capitalized interest	74	150	212	297	402	440
Loan cost amortization	19	26	25	28	43	37
Earnings	$1,349	$(8,836)	$3,011	$3,145	$(279)	$2,345
FIXED CHARGES:
Interest Expense	$225	$237	$122	$94	$142	$207
Capitalized interest	586	627	711	727	976	815
Loan cost amortization	19	26	25	28	43	37
Fixed Charges	$830	$890	$858	$849	$1,161	$1,059
PREFERRED STOCK DIVIDENDS:
Preferred dividend requirements	$33	$23	$111	$172	$171	$171
Ratio of income (loss) before provision for taxes to net income (loss)(b)	1.64	1.59	1.63	1.65	1.64	1.61
Preferred Dividends	$54	$37	$181	$284	$280	$275
COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	$884	$927	$1,039	$1,131	$1,441	$1,334
RATIO OF EARNINGS TO FIXED CHARGES	1.6	(9.9)	3.5	3.7	(0.2)	2.2
INSUFFICIENT COVERAGE	$—	$9,726	$—	$—	$1,440	$—
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	1.5	(9.5)	2.9	2.8	(0.2)	1.8
INSUFFICIENT COVERAGE	$—	$9,763	$—	$—	$1,720	$—

(a)	Excludes the effect of unrealized gains or losses on interest rate derivatives and includes amortization of bond discount.

(b)	Amounts of income (loss) before provision for taxes and of net income (loss) exclude the cumulative effect of accounting change.